UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)*

  Innovative Eyewear, Inc.      (Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

               45791D109

(CUSIP Number)

Vladimir Galkin

10900 NW 97th Street, #102

Miami, FL 33178

                                                                                (310) 880-6330

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  September 16, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See§240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 45791D109	Page 2 of 7

1.Names of Reporting Persons. Vladimir Galkin (1)
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds PF (See Item 3)
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6. Citizenship or Place of Organization United States of America
7. Sole Voting Power -0-
Number of Shares Beneficially	8. Shared Voting Power 331,747 (1)
Owned by Each Reporting
9. Sole Dispositive Power
Person With:	-0-
10. Shared Dispositive Power 331,747 (1)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 331,747 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares☐
13. Percent of Class Represented by Amount in Row (11) 21.1% (1)(2)
14. Type of Reporting Person IN

(1)The shares of Common Stock are held by the Angelica Galkin Revocable Trust, dated April 21, 2018 (“Galkin Revocable Trust”). Angelica Galkin is the sole trustee and beneficiary of the Galkin Revocable Trust. Vladimi Galkin and Angela Galkin are husband and wife. Ms. Galkin has delegated to Vladimir Galkin the shared right to direct the voting and disposition of the securities owned by the Galkin Revocable Trust.  Accordingly, Vladimir Galkin and Angelica Galkin have shared voting power and dispositive power over 331,747 shares of common stock, which are held by the Galkin Revocable Trust.

(2)Based on 1,570,569 shares of the Issuer’s common stock outstanding as of August 12, 2024, as reported in the Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, and filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on August 12, 2024.

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CUSIP No. 45791D109	Page 3 of 7

1.Names of Reporting Persons. Angelica Galkin (1)
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds PF (See Item 3)
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6. Citizenship or Place of Organization United States of America
7. Sole Voting Power -0-
Number of Shares Beneficially	8. Shared Voting Power 331,747 (1)
Owned by Each Reporting
9. Sole Dispositive Power
Person With:	-0-
10. Shared Dispositive Power 331,747 (1)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 331,747 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares☐
13. Percent of Class Represented by Amount in Row (11) 21.1% (1)(2)
14. Type of Reporting Person IN

(1)The shares of Common Stock are held by the Angelica Galkin Revocable Trust, dated April 21, 2018 (“Galkin Revocable Trust”). Angelica Galkin is the sole trustee and beneficiary of the Galkin Revocable Trust. Vladimi Galkin and Angela Galkin are husband and wife. Ms. Galkin has delegated to Vladimir Galkin the shared right to direct the voting and disposition of the securities owned by the Galkin Revocable Trust.  Accordingly, Vladimir Galkin and Angelica Galkin have shared voting power and dispositive power over 331,747 shares of common stock, which are held by the Galkin Revocable Trust.

(2)Based on 1,570,569 shares of the Issuer’s common stock outstanding as of August 12, 2024, as reported in the Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, and filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on August 12, 2024.

13D

CUSIP No. 45791D109	Page 4 of 7

1.Names of Reporting Persons. Angelica Galkin Revocable Trust (1)
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds PF (See Item 3)
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6. Citizenship or Place of Organization Florida
7. Sole Voting Power -0-
Number of Shares Beneficially	8. Shared Voting Power 331,747 (1)
Owned by Each Reporting
9. Sole Dispositive Power
Person With:	-0-
10. Shared Dispositive Power 331,747 (1)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 331,747(1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares☐
13. Percent of Class Represented by Amount in Row (11) 21.1% (1) (2)
14. Type of Reporting Person OO

(1)The shares of Common Stock are held by the Angelica Galkin Revocable Trust, dated April 21, 2018 (“Galkin Revocable Trust”). Angelica Galkin is the sole trustee and beneficiary of the Galkin Revocable Trust. Vladimi Galkin and Angela Galkin are husband and wife. Ms. Galkin has delegated to Vladimir Galkin the shared right to direct the voting and disposition of the securities owned by the Galkin Revocable Trust.  Accordingly, Vladimir Galkin and Angelica Galkin have shared voting power and dispositive power over 331,747 shares of common stock, which are held by the Galkin Revocable Trust.

(2)Based on 1,570,569 shares of the Issuer’s common stock outstanding as of August 12, 2024, as reported in the Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, and filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on August 12, 2024.

13D

CUSIP No.  45791D109                     Page 5 of 8

ITEM 1.Security and Issuer

This Statement on Schedule 13D relates to the Common Stock, par value $0.0001 per share (“Common Stock”) of Innovative Eyewear, Inc., a Florida corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1900 Biscayne Blvd., Suite 630, North Miami, Florida 33181.

ITEM 2.Identity And Background.

(a)This Schedule 13D is being filed jointly by: (i) each of Vladimir Galkin and Angelica Galkin, husband and wife; and (ii) The Angelica Galkin Revocable Trust, dated April 21, 2018 (“Galkin Revocable Trust”) (collectively, the “Reporting Persons” and individually, a “Reporting Person”).

(b)The business address of each Reporting Person is 10900 NW 97th Street, #102, Miami, FL 33178.

(c)Vladimir Galkin is a citizen of the United States of America, and is principally engaged in the business of: (i) serving as Co-Founder, Executive Chairman, and Manager of HUBX, LLC; and (ii) investing in securities and real estate.

Angelica Galkin is a citizen of the United States of America, and is principally engaged in the business of: (i) investments for the benefit of the beneficiary of the Galkin Revocable Trust; and (ii) investing in securities and real estate.

The Galkin Revocable Trust is an estate planning vehicle that makes and holds investments for its beneficiary, Angelica Galkin. Angelica Galkin serves as the sole trustee of the Galkin Revocable Trust; provided, however, she has delegated to Vladimir Galkin the shared right to direct the voting and disposition of the securities owned by the Galkin Revocable Trust. Accordingly, each of Vladimir Galkin, Angelica Galkin, and the Galkin Revocable Trust: (i) has the shared right to direct the voting and disposition of the shares of Common Stock owned by the Galkin Revocable Trust; and (ii) may be deemed to beneficially own the shares of Common Stock held by the Galkin Revocable Trust.

(d)No Reporting Person has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)No Reporting Person has, during the last five (5) years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)The Galkin Revocable Trust was established in Florida; however, it has no designated place of organization.

ITEM 3.Source and Amount of Funds or Other Consideration.

The Galkin Revocable Trust used personal funds and margin account borrowings made in the ordinary course of business to make the purchases of shares of Common Stock listed herein.  The positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein. A total of approximately i) $2,492,086 was paid by the Reporting Persons to acquire 438,408 shares of Common Stock; and ii) $660,690 was received by the Reporting Persons as payment for the sale of 106,661 shares of Common Stock reported herein. Part of the purchase price to acquire such shares of Common Stock was obtained through margin borrowing.

ITEM 4. Purpose of Transaction.

The Reporting Persons acquired the securities reported herein for investment in the ordinary course of business because of their belief that the Issuer represents an attractive investment based on the Issuer’s business prospects and strategy. The Reporting Persons may communicate with the board of directors of the Issuer (the “Board”), members of management and/or other shareholders or other relevant parties from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board with a view to maximizing shareholder value. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Other than as set forth above, the Reporting Persons do not have any plans or proposals as of the date of this filing which relate to or would result in any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

13D

CUSIP No.  45791D109                   Page 6 of 8

ITEM 5. Interest in Securities of the Issuer.

(a)As of the date hereof, each of Vladimir Galkin, Angelica Galkin, and the Galkin Revocable Trust may be deemed to beneficially own 331,747 shares of Common Stock held by the Galkin Revocable Trust, representing approximately 21.1% of the outstanding shares of Common Stock of Issuer.

The foregoing beneficial ownership percentages reported in this Item 5 are based upon 1,570,569 shares of the Issuer’s Common Stock outstanding as of August 12, 2024, as reported in the Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, and filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on August 12, 2024.

(b)See Rows 7-10 of the cover page for information regarding the power to vote or direct the vote and the power to dispose or direct the disposition of the shares of Common Stock by each of the Reporting Persons.

(c)All the transactions involving shares of Common Stock effected during the past sixty (60) days by any of the Reporting Persons, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference. Except as otherwise noted below, all such transactions were purchases and sales of shares of Common Stock effected in the open market, and the table includes commissions paid in per share prices.

(d)Not applicable.

(e)No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock beneficially owned by the Reporting Persons.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the best of the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. Material to Be Filed as Exhibits.

1.Exhibit A - Joint Filing Agreement of the Reporting Persons.

13D

   CUSIP No.  45791D109              Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 23, 2024	By:	/s/ Vladimir Galkin
Vladimir Galkin

Date: September 23, 2024	By:	/s/ Angelica Galkin
Angelica Galkin

ANGELICA GALKIN REVOCABLE TRUST

Date: September 23, 2024			/s/ Angelica Galkin
		By:	Angelica Galkin
		Title:	Trustee

13D

   CUSIP No.  45791D109              Page 8 of 8

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Stock of the Issuer which were effectuated by Reporting Persons during the past sixty (60) days. All transactions were effectuated in the open market through a broker.

Name of Reporting Person	Date of Transactions	Type of Transactions	Number of Securities	Price Per Share(1)
Galkin Revocable Trust	09/16/24	Purchase	438,408	$ 5.68
Galkin Revocable Trust	09/16/24	Sale	(106,661)	$ (6.19)

(1)The prices reported are weighted-average prices and include commissions paid in per share prices. These shares of Common Stock were purchased in multiple transactions. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the SEC staff, upon request, all information regarding the number of shares purchased at each price within the ranges set forth in this Footnote 1.

13D

Exhibit A

JOINT FILING AGREEMENT

This Joint Filing Agreement (this “Agreement”) hereby confirms the agreement by and among all of the undersigned that the Schedule 13D to which this Agreement is attached as Exhibit A, with respect to the beneficial ownership of the undersigned shares of common stock of Innovative Eyewear, Inc, is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: September 23, 2024	By:	/s/ Vladimir Galkin
Vladimir Galkin

Date: September 23, 2024	By:	/s/ Angelica Galkin
Angelica Galkin

ANGELICA GALKIN REVOCABLE TRUST

Date: September 23, 2024			/s/ Angelica Galkin
		By:	Angelica Galkin
		Title:	Trustee